 Exhibit 99.1

328 – 550 Burrard Street Vancouver, BCV6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 13-248
March 5, 2013

Platinum Group Metals Added to
S&P/TSX Global Mining Index

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce that it has been added to the S&P/TSX Global Mining Index effective at the market open on Monday, March 18, 2013.

The S&P/TSX Global Mining Index is an investable index that provides investors with a broadly representative benchmark for global mining portfolios and a basis for innovative, index-linked investment vehicles.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. Platinum Group is also currently drilling with 15 machines at the Waterberg Project in partnership with JOGMEC, a Japanese state company and a private empowerment company. Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

About S&P Dow Jones Indices

S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies is the world’s largest, global resource for index-based concepts, data and research. Home to iconic financial market indicators, such as the S&P 500® and the Dow Jones Industrial AverageSM, S&P Dow Jones Indices LLC has over 115 years of experience constructing innovative and transparent solutions that fulfill the needs of institutional and retail investors. More assets are invested in products based upon our indices than any other provider in the world. With over 830,000 indices covering a wide range of assets classes across the globe, S&P Dow Jones Indices LLC defines the way investors measure and trade the markets. To learn more about our company, please visit www.spdji.com.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

PLATINUM GROUP METALS LTD.	…2

For further information contact:
                   R. Michael Jones, President
                   or Kris Begic, VP, Corporate Development
                   Platinum Group Metals Ltd., Vancouver
                   Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move Waterberg ahead with exploration and engineering work. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.